IAMGOLD REPORTS REMAINING ASSAY RESULTS FROM THE LAC GAMBLE DRILLING PROGRAM ON THE ROUYN GOLD PROJECT, QUEBEC; DRILLING UNDERWAY ON ASTORIA AREA

Toronto, Ontario, August 20, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced remaining assay results from its 2020 exploration diamond drilling program completed on the Lac Gamble Zone at the Rouyn Gold Project optioned from Yorbeau Resources Inc. ("Yorbeau"). The project is located 4 km south of Rouyn-Noranda, Quebec, and approximately 45 kilometers southwest of IAMGOLD's Westwood operation.

The Company is reporting assay results from the remaining twelve (12) diamond drill holes, totaling 4,062 metres completed as part of the winter 2020 drilling program. Drilling activities have also resumed on the Astoria area, located approximately two kilometres east of the Lac Gamble zone, and assays will be reported when received, validated and compiled.

The assay results reported herein are provided in Table 1 below and include the following highlights (A longitudinal section illustrating the drilling program on the Lac Gamble is attached to this news release):

Lac Gamble Zone - Main Zone:

- **Drill hole GA-19-761:   4.1 metres grading 10.4 g/t Au**

          And: 2.0 metres grading 7.8 g/t Au
    includes: 1.0 metres grading 12.5 g/t Au

- **Drill hole GA-20-768: 8.9 metres grading 4.3 g/t Au**
    includes: 2.0 metres grading 15.1 g/t Au

- **Drill hole GA-20-769: 7.4 metres grading 8.3 g/t Au**
    includes: 1.0 metres grading 46.3 g/t Au

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "Despite the infill drilling program being interrupted as a result of a suspension of activities due to the COVID-19 crisis, a significant part of the program was successfully completed and I commend the efforts of the exploration team who adapted to these unique circumstances. With the results from the program now in hand, we are working to update our deposit model to support a future initial resource estimate for the Lac Gamble zone. Drilling has also resumed at Astoria to assess the resource potential of this area."

The objective of the diamond drilling program on the Lac Gamble Zone was to continue a systematic infill drilling program at nominal 50 x 50 metre drill centres in the upper part of the zone to support a future resource estimation. In addition, lateral extensions were also targeted to evaluate the potential to expand the zone. The program was interrupted in March 2020 due to the suspension of all activities as directed by the Government of Quebec in response to the COVID-19 crisis. As a result, several areas of the deposit remain to be systematically delineated and a further phase of drilling may be required and will be assessed for the next winter season.

The drilling program successfully intersected the targeted sheared Cadillac-Piché corridor, which hosts the Lac Gamble mineralized zone. The zone is associated with alteration varying from several metres to greater than ten metres in width, exhibiting variable carbonatization, fuchsite, silicification, crosscut by a network of white quartz and brown tourmaline stockwork veins and breccias. Gold mineralization occurs as small specks of visible free gold associated with minor sulphides in quartz-tourmaline veinlets.

Next Steps

The implementation of COVID-19 safety protocols has permitted exploration drilling and field activities to resume after the temporarily suspension as directed by the Government of Quebec.

The remaining 2020 exploration program is designed to evaluate selected exploration targets in the area of the historic Astoria deposit and adjacent targets with up to 5,000 metres of additional diamond drilling planned. The objective of the program is to assess the continuity of mineralization for the potential to outline a resource. Assay results of this program will be reported once they are all received, validated and compiled.

The assay results from the drilling programs will be integrated with the existing geological, geochemical and structural information to support the development and refinement of a preliminary deposit model and the completion of a future mineral resource estimation of the Lac Gamble zone.

About the Rouyn Gold Project

The Rouyn Gold Property is located about 4 km south of Rouyn-Noranda, Quebec. With a long history of mining, the city of Rouyn-Noranda offers many advantages for mining and exploration, including political and social stability, good access and infrastructure, skilled mining personnel, and one of the most mining-friendly jurisdictions in the world.

The property covers a 12-kilometre stretch of the Cadillac-Larder Lake Break and contains four known gold deposits along the 6-km Augmitto-Astoria corridor situated on the western portion of the property. Two of the four deposits, Astoria and Augmitto, benefit from established underground infrastructure and have been the subject of technical reports that include resource estimates that were previously filed in accordance with Regulation NI 43-101.

The Lac Gamble zone is located between the Augmito and the Astoria deposits. The exploration target potential at Lac Gamble is interpreted to be between 400,000 and 600,000 ounces of gold at a grade between 7.0 and 8.5 g/t Au. The potential quantity and grade of the exploration targets referred to are conceptual in nature and insufficient exploration work has been completed to define a mineral resource. The property may require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being delineated. The exploration targets are consistent with similar deposits in the area, deposit models or derived from initial drilling results.

IAMGOLD signed a definitive option agreement in December 2018, whereby IAMGOLD has the option to acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company is required to complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return production royalty, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million. IAMGOLD is in the second year of the option agreement.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 ("NI 43-101") Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified Person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's and Yorbeau's geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by geologists and then sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to AGAT laboratories in Val d'Or, Quebec, and Mississauga, Ontario. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. AGAT prepare analytical pulps at their facilities located in Val-d'Or and processed the pulps at their Mississauga laboratory which is ISO / IEC 17025:2005 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 3.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are processed with a protocol involving fine grinding of the entire sample, followed by metallic screen analysis of the entire pulverized material. Insertion of duplicate, blanks and certified reference standards in the sample sequence is done in all drill holes for quality control.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Hole No.	UTM NAD83 Zone 17			AZ	DIP	Depth / length	from	To	Interval	True Width [1]	Au [2] [3]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
GA-19-709W3	644 395	5 339 907	3 067	154	-72	327.00	468.00	477.00	9.00	7.60	2.07	Main zone
Including (3)							473.00	475.00	2.00	1.69	5.05	
							537.40	538.40	1.00	0.85	2.05	Footwall zone
GA-14-635W	644 333	5 339 883	3 054	171	-75	294.00	457.25	458.55	1.30	1.02	1.57	Hangingwall zone
							467.00	469.00	2.00	1.59	7.70	Main zone
GA-20-757	644 649	5 339 899	3 283	186	-66	380.30	No significant results					
GA-20-761	644 783	5 339 807	3 284	182	-70	271.10	186.00	190.10	4.10	2.86	10.40	Main zone
							195.10	200.30	5.20	3.64	1.05	
							209.60	211.60	2.00	1.41	7.75	
Including (3)							209.60	210.60	1.00	0.70	12.50	
							217.10	218.60	1.50	1.06	1.57	
GA-20-762	644 371	5 339 768	3 288	183	-72	282.00	228.00	229.00	1.00	0.73	6.67	Main zone
							235.30	240.30	5.00	3.65	1.16	
GA-20-764	644 544	5 339 727	3 284	182	-66	192.00	139.00	140.00	1.00	0.73	2.34	Main zone
GA-20-765	644 493	5 339 782	3 288	183	-66	276.00	174.10	175.20	1.10	0.84	1.12	Hangingwall zone
							211.60	215.60	4.00	3.16	1.76	Main zone
GA-20-766	644 846	5 339 932	3 283	138	-71	381.00	308.85	312.35	3.50	2.62	0.99	Hangingwall zone
							320.30	324.10	3.80	2.86	3.87	Main zone
Including (3)							320.30	321.30	1.00	0.75	10.10	
							328.00	329.00	1.00	0.76	2.20	
							332.00	333.00	1.00	0.76	1.31	
							338.50	339.50	1.00	0.76	2.06	
							352.50	359.00	6.50	4.95	1.67	Footwall zone
GA-20-767	644 839	5 339 940	3 284	156	-70	390.00	352.00	354.70	2.70	1.98	1.56	Main zone
GA-20-768	644 788	5 339 920	3 284	183	-58	345.00	275.00	277.00	2.00	1.74	4.05	Hangingwall zone
							285.70	294.60	8.90	7.77	4.34	Main zone
Including (3)							286.70	288.70	2.00	1.75	15.10	
GA-20-769	644 823	5 339 936	3 284	184	-55	342.00	277.00	278.50	1.50	1.30	1.08	Hangingwall zone
							293.70	301.10	7.40	6.49	8.31	Main zone
Including (3)							300.10	301.10	1.00	0.88	46.30	
GA-20-770	645 036	5 340 201	3 280	182	-54	582.00	552.80	554.30	1.50	1.34	3.25	Main zone
							562.00	564.40	2.40	2.15	3.20	Footwall zone
						4062.40						

Table 1 : Rouyn Project Drilling Results - 2020 Lac Gamble Drilling program

Notes:
1. True widths of intersections are estimated at 70-90% of the core interval approximately.
2. Drill hole intercepts are calculated with a lower cut of 1.00 g/t Au and may contain lower grade interval of up to 3 metres in length.
3. Assays are reported uncut but high grade sub-intervals are highlighted.
4. Drill holes with the suffix W are wedge cuts from previously drilled master holes.



Figure 1: Rouyn Gold – Lac Gamble zone longitudinal section and highlighted 2020 assay results